FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 27, 2017

FIRST QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $82.6 million ($3.03 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2017 compared to a net loss of $51.0 million ($2.76 net loss per diluted share after payment of preferred share dividends) in the first quarter of 2016, reflecting lower net losses on investments. Book value per basic share at March 31, 2017 was $361.02 compared to $367.40 at December 31, 2016 (an increase of 1.1% adjusted for the $10 per common share dividend paid in the first quarter of 2017).

"Our insurance companies continued to have excellent underwriting performance in the first quarter of 2017 with a consolidated combined ratio of 94.6%. All of our insurance companies again had combined ratios less than 100%, with Zenith National at 80.2%, OdysseyRe at 90.4% and Fairfax Asia at 93.6%, and our operating income was strong at $209 million. The investment actions we took in the fourth quarter of 2016 to remove all our defensive equity index hedges and reduce the duration of our bond portfolios to approximately one year have resulted in our having cash and short term investments in excess of $10 billion at March 31, 2017," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company approaching $1 billion."

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Quarter ended March 31,
	2017	2016
Gross premiums written	2,609.2	2,344.0
Net premiums written	2,275.0	2,030.3

Underwriting profit	107.2	121.7
Interest and dividends - insurance and reinsurance	101.5	125.0
Operating income	208.7	246.7
Run-off (excluding net gains (losses) on investments)	(39.8)	(15.0)
Non-insurance operations	(1.0)	12.3
Corporate overhead, interest expense and other	(49.3)	(80.3)
Net losses on investments	(18.4)	(159.6)
Pre-tax income	100.2	4.1
Income taxes and non-controlling interests	(17.6)	(55.1)
Net earnings (loss) attributable to shareholders of Fairfax	82.6	(51.0)

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights in the first quarter of 2017 (with comparisons to the first quarter of 2016 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 94.6% on a consolidated basis, producing an underwriting profit of $107.2 million, compared to a combined ratio and underwriting profit of 93.1% and $121.7 million respectively in 2016.

•
Net premiums written by the insurance and reinsurance operations increased by 12.0% to $2,272.7 million (6.8% excluding the acquisitions of Bryte Insurance, AMAG and Fairfirst Insurance completed during 2016).

•
The insurance and reinsurance operations produced operating income (excluding investment results) of $208.7 million, compared to $246.7 million in 2016, reflecting decreased underwriting profit and lower interest income.

•
Interest and dividend income of $128.1 million decreased from $152.8 million in 2016, primarily reflecting lower interest income earned as a result of the extensive sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017, partially offset by lower total return swap expense. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $2,833.7 million at March 31, 2017 and $3,263.9 million at December 31, 2016).

•	As at March 31, 2017, subsidiary cash and short term investments accounted for 40.4% of the company's portfolio investments.

•	Net investment losses of $18.4 million in 2017 (net investment losses of $159.6 million in 2016) consisted of the following:

	First quarter of 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	76.1	146.0	222.1
Short equity exposures	(102.3)	(80.8)	(183.1)
Net equity exposures	(26.2)	65.2	39.0
Bonds	326.4	(342.5)	(16.1)
CPI-linked derivatives	—	(15.3)	(15.3)
Other	(70.7)	44.7	(26.0)
	229.5	(247.9)	(18.4)

•
On January 13, 2017, the company purchased 12,340,500 subordinate voting shares of Fairfax India for $145.0 million ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 million net of commissions and expenses.

•
On February 17, 2017, the company purchased 30,000,000 multiple voting shares of newly incorporated Fairfax Africa in a private placement, and 2,500,000 subordinate voting shares of Fairfax Africa as part of that corporation's IPO, for total consideration of $325 million ($10.00 per share). Through private placements and the IPO, Fairfax Africa raised gross proceeds of $506.2 million (net proceeds of $493.3 million after issuance costs and expenses). The company's multiple voting and subordinate voting shares represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa at the close of the private placements and the IPO. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

•
On March 15, 2017, the company closed its previously announced tender offers to purchase a targeted aggregate principal amount of up to Cdn$250 million of certain of its outstanding senior notes. Pursuant to those tender offers, the company purchased principal amounts of Cdn$11.6 million, Cdn$7.7 million and Cdn$4.4 million of its notes due in 2019, 2020 and 2021 for cash consideration of Cdn$13.1 million, Cdn$8.8 million and Cdn$5.0 million respectively.

•
On March 10, 2017, Fairfax exercised its option to increase the cash consideration component of its offer to Allied World shareholders by $18.00 (out of a possible increase of $30.00) per ordinary share. As a result, the $54.00 per ordinary share consideration under the offer will consist of $23.00 cash per ordinary share payable by Fairfax, a $5.00 per ordinary share special cash dividend payable by Allied World and $26.00 per ordinary share payable in Fairfax stock.

•
The company held $958.8 million of cash, short term investments and marketable securities at the holding company level ($943.9 million net of short sale and derivative obligations) at March 31, 2017, compared to $1,371.6 million ($1,329.4 million net of short sale and derivative obligations) at December 31, 2016.

•	The company's total debt to total capital ratio decreased from 28.7% at December 31, 2016 to 27.7% at March 31, 2017, primarily reflecting the repayment of Fairfax India's term loan.

•	At March 31, 2017, common shareholders' equity was $8,326.5 million, or $361.02 per basic share, compared to $8,484.6 million, or $367.40 per basic share, at December 31, 2016.
There were 23.1 million and 22.5 million weighted average shares outstanding during the first quarters of 2017 and 2016 respectively. At March 31, 2017 there were 23,064,071 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed first quarter report can be accessed at its website www.fairfax.ca.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2017 results at 8:30 a.m. Eastern time on Friday, April 28, 2017. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 12, 2017. The replay may be accessed at 1 (866) 419-8650 (Canada or U.S.) or 1 (203) 369-0779 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2017 and December 31, 2016
(unaudited - US$ millions)

	March 31, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $59.1; December 31, 2016 – $94.4)	958.8	1,371.6
Insurance contract receivables	2,994.9	2,917.5

Portfolio investments
Subsidiary cash and short term investments	10,862.5	9,938.0
Bonds (cost $7,171.8; December 31, 2016 – $8,699.1)	7,469.9	9,323.2
Preferred stocks (cost $122.0; December 31, 2016 – $111.2)	82.8	69.6
Common stocks (cost $4,849.7; December 31, 2016 – $4,824.0)	4,260.8	4,158.8
Investments in associates (fair value $3,372.2; December 31, 2016 – $2,955.4)	2,685.1	2,393.0
Derivatives and other invested assets (cost $572.2; December 31, 2016 – $546.2)	159.9	179.7
Assets pledged for short sale and derivative obligations (cost $230.9; December 31, 2016 – $223.9)	231.0	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	1,806.0	1,002.6
	27,558.0	27,293.4

Deferred premium acquisition costs	720.8	693.1
Recoverable from reinsurers (including recoverables on paid losses – $400.9; December 31, 2016 – $290.9)	4,039.3	4,010.3
Deferred income taxes	772.8	732.6
Goodwill and intangible assets	3,979.9	3,847.5
Other assets	2,767.9	2,518.4
Total assets	43,792.4	43,384.4

Liabilities
Accounts payable and accrued liabilities	2,962.5	2,888.6
Income taxes payable	52.2	35.4
Short sale and derivative obligations (including at the holding company – $14.9; December 31, 2016 – $42.2)	122.2	234.3
Funds withheld payable to reinsurers	405.4	416.2
Insurance contract liabilities	23,335.6	23,222.2
Borrowings – holding company and insurance and reinsurance companies	3,902.3	3,908.0
Borrowings – non-insurance companies	776.8	859.6
Total liabilities	31,557.0	31,564.3

Equity
Common shareholders’ equity	8,326.5	8,484.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	9,662.0	9,820.1
Non-controlling interests	2,573.4	2,000.0
Total equity	12,235.4	11,820.1
	43,792.4	43,384.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2017 and 2016
(unaudited - US$ millions except per share amounts)

	First quarter
	2017	2016
Revenue
Gross premiums written	2,609.2	2,344.0
Net premiums written	2,275.0	2,030.3

Gross premiums earned	2,322.5	2,074.6
Premiums ceded to reinsurers	(337.6)	(298.2)
Net premiums earned	1,984.9	1,776.4
Interest and dividends	128.1	152.8
Share of profit of associates	27.1	9.9
Net losses on investments	(18.4)	(159.6)
Other revenue	615.9	407.0
	2,737.6	2,186.5
Expenses
Losses on claims, gross	1,397.7	1,224.6
Losses on claims ceded to reinsurers	(232.4)	(205.8)
Losses on claims, net	1,165.3	1,018.8
Operating expenses	427.4	388.4
Commissions, net	390.8	318.0
Interest expense	70.6	55.2
Other expenses	583.3	402.0
	2,637.4	2,182.4
Earnings before income taxes	100.2	4.1
Provision for income taxes	24.9	20.8
Net earnings (loss)	75.3	(16.7)

Attributable to:
Shareholders of Fairfax	82.6	(51.0)
Non-controlling interests	(7.3)	34.3
	75.3	(16.7)

Net earnings (loss) per share	$3.11	$(2.76)
Net earnings (loss) per diluted share	$3.03	$(2.76)
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,079	22,530

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2017 and 2016
(unaudited - US$ millions)

	First quarter
	2017	2016

Net earnings (loss)	75.3	(16.7)

Other comprehensive income, net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains on foreign operations	126.6	176.1
Losses on hedge of net investment in Canadian subsidiaries	(8.0)	(81.2)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	3.3	4.0
	121.9	98.9
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	1.0	1.5

Other comprehensive income, net of income taxes	122.9	100.4
Comprehensive income	198.2	83.7

Attributable to:
Shareholders of Fairfax	144.0	21.4
Non-controlling interests	54.2	62.3
	198.2	83.7

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the first quarters ended March 31, 2017 and 2016 were:

Net Premiums Written

	2017	2016
Northbridge	213.9	181.0
OdysseyRe	555.2	483.5
Crum & Forster	451.1	440.8
Zenith National	331.8	327.6
Brit	394.4	405.3
Fairfax Asia	100.1	65.0
Insurance and Reinsurance - Other	226.2	126.9
Insurance and reinsurance operations	2,272.7	2,030.1

Net Premiums Earned

	2017	2016
Northbridge	235.8	209.2
OdysseyRe	498.9	461.4
Crum & Forster	445.3	422.3
Zenith National	188.2	187.3
Brit	341.4	342.6
Fairfax Asia	76.3	50.4
Insurance and Reinsurance - Other	195.2	103.0
Insurance and reinsurance operations	1,981.1	1,776.2

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the first quarters ended March 31, 2017 and 2016 were:

	2017	2016
Northbridge	98.9%	98.6%
OdysseyRe	90.4%	90.3%
Crum & Forster	99.5%	97.6%
Zenith National	80.2%	83.4%
Brit	96.8%	96.0%
Fairfax Asia	93.6%	76.5%
Insurance and Reinsurance - Other	99.5%	92.7%
Insurance and reinsurance operations	94.6%	93.1%